Eduardo Gallardo Direct: +1 212.351.3847 Fax: +1 212.351.5245 EGallardo@gibsondunn.com

June 29, 2018

Via EDGAR and Email

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:                             SJW Group
Schedule TO-T filed June 7, 2018
Schedule TO-T/A filed June 21, 2018

Filed by California Water Service Group
File No. 5-36500

Dear Ms. Chalk:

On behalf of our client, California Water Service Group (“California Water”), set forth below is California Water’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, contained in the comment letter dated June 25, 2018 (the “Comment Letter”), with respect to the above referenced Schedule TO-T filed by California Water on June 7, 2018 (as amended by the Schedule TO-T/A filed by California Water on June 21, 2018, “Amendment No. 1,” and collectively, the “Schedule TO”).  Concurrent herewith, California Water has filed Amendment No. 2 to the Schedule TO-T (“Amendment No. 2”) reflecting our responses below, where appropriate.

California Water’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

June 29, 2018

General

1.                                      Refer to comment 1 in our June 12, 2018 comment letter and your response, including the changes you made in the revised tender offer materials in response to that comment.  For both the California Public Utility Commission and Public Utility Commission of Texas approvals needed to consummate the Offer, you have noted in revised disclosure that if anyone protests your acquisition or in the case of the Texas Commission, if hearings are held, the time frame for approval could be or would likely be further extended.  As previously requested, include an estimate of the approximate timeframe needed for regulatory review in the likely event (given the unsolicited nature of your Offer) that SJW does not cooperate with or protests your applications.  If there are statutory maximum review periods with either the Texas or California regulatory bodies, disclose those.

Response:

In response to the Staff’s comment, the disclosure on page 31 of the Offer to Purchase under the subheading “California Public Utility Commission Approval,” as amended by Amendment No. 1, has been revised to include the following supplemental disclosure:

“On June 21, 2018, Commissioner Carla Peterman of the CPUC announced that a proposed Order Instituting Investigation (the ‘OII’) into the SJW/CTWS merger will be brought to the CPUC for a vote at its July 12, 2018 meeting, in order to facilitate its review of the proposed merger.  We believe the OII will affect the timing of any merger or acquisition involving SJW, regardless of the counterparty.  In light of the foregoing, we estimate the proceeding to approve the Offer could be resolved in six to 12 months if SJW agrees to our June 7, 2018 request to cooperate in filing an application, or up to 18 months if the application is protested.  The statutory maximum is 18 months, unless otherwise ordered by the CPUC.”

In addition, the disclosure on page 31 of the Offer to Purchase under the subheading “Public Utility Commission of Texas,” as amended by Amendment No. 1, has been amended as set forth in the following marked excerpt:

“Public Utility Commission of Texas.  About the same time as California Water files an application with the CPUC, it will file an application for approval of the transaction by the TPUC. The TPUC reviews transactions where any person acquires a controlling interest in a utility or a utility purchases voting stock in another utility doing business in Texas and where a utility is sold or merged with another. ~~California Water would give notice and file an application with the TPUC 120 days before the effective date of the stock purchase and SJWTX’s sale to California Water. If the TPUC does not hold hearings on the purchase, it should be approved within 120 days. If the TPUC does hold hearings, however, the approval period would likely be extended.~~  While the TPUC does not have a statutory maximum for approval of the acquisition of a controlling interest in a water utility, the statute requires that California Water submit its application at least 60 days before the transaction’s closing.  Assuming a complete application and no challenges, the TPUC may issue the authorization at the end of the 60-day period.  If a party challenges the transaction and/or the TPUC decides to hold a hearing, this could extend the regulatory approval timeline by at least eight months.”

June 29, 2018

Withdrawal Rights, page 14

2.                                      Refer to comment 3 in our June 12, 2018 comment letter and your response.  As requested, please revise to explain the circumstances under which you believe you could delay acceptance of or payment for accepted shares.  In light of the revisions to the tender offer materials made in response to comment 2 in which you state no conditions will survive the expiration of the Offer, it is not apparent to us how or why acceptance or payment could be delayed, consistent with the tender offer rules.

Response:

In response to the Staff’s comment, California Water has revised the last paragraph on page 9 of the Offer to Purchase under the heading “Terms of the Offer” in Amendment No. 2 as set forth in the following marked excerpt:

“The Offer is subject to the conditions set forth in ‘The Offer—Section 14—Conditions of the Offer,’ which include, among other things, satisfaction of the Minimum Tender Condition, the Termination Condition, the Section 203 Condition, the State Regulatory Condition, and the HSR Condition.  If any such condition is not satisfied, we may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in ‘The Offer—Section 4—Withdrawal Rights,’ retain all such Shares until the expiration of the Offer as so extended, or (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn ~~or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer~~.”

In addition, the disclosure beginning on the fourth full paragraph on page 10 of the Offer to Purchase under the heading “Terms of the Offer” has been revised in Amendment No. 2 as set forth in the following marked excerpt:

June 29, 2018

“If we extend the Offer~~, are delayed in accepting for payment of or paying for Shares~~ or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as provided in ‘The Offer—Section 4—Withdrawal Rights.’ ~~Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.~~

Any extension, ~~delay,~~ termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof.  In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. California Water and the Purchaser do not currently intend to offer a subsequent offering period.”

The disclosure beginning on the last paragraph on page 10 of the Offer to Purchase under the heading “Acceptance for Payment and Payment for Shares” has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn, promptly after the Expiration Date. ~~We expressly reserve the right, in our sole discretion, but subject to applicable laws (including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’)), to delay acceptance for and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in ‘The Offer—Section 14—Conditions of the Offer’ have not been satisfied or if any event specified in such Section has occurred.~~  For a description of our right to terminate the Offer and not accept for payment or pay for Shares ~~or to delay acceptance for payment or payment for Shares~~, see ‘The Offer—Section 14—Conditions of the Offer.’

June 29, 2018

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in ‘The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares’)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or Agent’s Message in lieu of a Letter of Transmittal and (iii) any other required documents.  For a description of the procedure for tendering Shares pursuant to the Offer, see ‘The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares.’ Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.  Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer ~~or any delay in making such payment~~.”

The second to last paragraph on page 14 of the Offer to Purchase under the heading “Withdrawal Rights” has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“A stockholder may withdraw Shares that it has previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after August 6, 2018, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by the Purchaser pursuant to the Offer. If we extend the Offer~~, delay acceptance for payment or payment for Shares~~ or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.”

The supplemental paragraph added by Amendment No. 1 on page 14 of the Offer Purchase under the heading “Withdrawal Rights” is hereby deleted in its entirety.

Source and Amount of Funds, page 22

3.                                      Refer to comments 4 and 5 in our June 12, 2018 comment letter.  We believe a reasonable period of time must remain in the Offer period after you enter into the bridge loan facility, amend the Schedule TO to provide the required disclosure under Item 1007 about it, file the bridge loan agreement as an exhibit to the Schedule TO, and disseminate this new information to SJW Group shareholders.  See Rules 14d-3(b) and 14d-4(d)(1).  In your response letter, tell us when you will file and how you will disseminate this new information, with reference to the number of days the Offer will remain open after you do so.  We may have further comments.

June 29, 2018

Response:

The material terms of any financing for the Offer (e.g., a bridge loan facility) will be disclosed by California Water in amended tender offer materials that will be filed with the SEC no later than five business days prior to the Expiration Date.

Conditions to the Offer, page 29

4.                                      Refer to comment 8 in our June 12, 2018 comment letter.  The changes you made to the offer materials do not address the issue regarding the fact that as drafted and as amended, a condition could be triggered by the actions or inactions of the bidder in this Offer.  Please revise.

Response:

In response to the Staff’s comment, the disclosure in the second to last paragraph on page 29 under the heading “Conditions of the Offer,” as amended by Amendment No. 1, has been revised as set forth in the following marked excerpt:

“The foregoing conditions are for the sole benefit of California Water, the Purchaser and their affiliates and may be asserted by us in our reasonable discretion ~~regardless of the circumstances giving rise to any such conditions~~ or may be waived by us in our reasonable discretion in whole or in part at any time or from time to time before the Expiration Date.”

Exhibit (a)(5)(ii) — Press Release dated June 15, 2018

5.                                      In future offer materials/proxy materials, avoid referencing the Eversource Energy proposal to acquire Connecticut Water as an “unsolicited bid.”  That language incorrectly implies that the proposal is a tender offer like your unsolicited Offer to acquire SJW Group, when it is in fact something more preliminary.

Response:

California Water respectfully acknowledges the Staff’s comment and will refrain from referencing the Eversource Energy proposal to acquire Connecticut Water as an “unsolicited bid” in future tender offer and proxy materials.

June 29, 2018

6.                                      In future tender offer materials, avoid referencing the Private Securities Litigation Reform Act of 1995 definition of forward-looking statements.  The Reform Act’s safe harbor provisions do not extend to forward looking statements made in connection with a tender offer.

Response:

California Water respectfully acknowledges the Staff’s comment and will refrain from referencing the Private Securities Litigation Reform Act of 1995 definition of forward-looking statements in future tender offer materials.

We appreciate your prompt attention to this matter.  If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo
Eduardo Gallardo

cc:                                James Moloney

Gibson, Dunn & Crutcher LLP

Paul Townsley

California Water Service Group